Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT
We consent to the incorporation by reference in this Registration Statement of Asure Software, Inc. on Form S-8 of our report dated March 19, 2019, with respect to our audits of the consolidated financial statements of Asure Software, Inc. as of December 31, 2018 and 2017 and for the years then ended, and our report dated March 19, 2019 with respect to our audit of the effectiveness of internal control over financial reporting of Asure Software, Inc. as of December 31, 2018 appearing in the Annual Report on Form 10-K of Asure Software, Inc. for the year ended December 31, 2018.
Our report on the consolidated financial statements refers to a change in the method of accounting for revenue due to the adoption of Financial Accounting Standards Board Accounting Standard Update 2014-09, Revenue with Contracts from Customers (Topic 606), effective January 1, 2018.
/s/ Marcum LLP
Marcum LLP
Costa Mesa, California
July 22, 2019